Via Facsimile and U.S. Mail
Mail Stop 6010

February 15, 2008

John M. Ferrari
Chief Financial Officer and Treasurer
United Therapeutics Corporation
1110 Spring Street
Silver Spring, MD 20910

Re: **United Therapeutics Corporation**
       Form 10-K for Fiscal Year Ended December 31, 2006
       Filed February 28, 2006
       Form 10-Q for the Period Ended March 31, 2007
       Filed May 4, 2007
       Form 10-Q for the Period Ended September 30, 2007
       Filed November 1, 2007
       File No. 000-26301

Dear Mr. Ferrari:

        We have reviewed your January 18, 2008 response to our December 27, 2007
letter and have the following additional comments. In our comments, we ask you to
provide us with information to better understand your disclosure. Where our comments
request you to revise disclosure, the information you provide should show us what the
revised disclosure will look like and identify the annual or quarterly filings, as applicable,
in which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K - December 31, 2006

Item 1. Business, page 3

Northern Therapeutics, page 13

   1. We have read your response to prior comment 2. It appears from your disclosure
      on page F-37 of your Form 10-K that Dr. Rothblatt was or is the Chairman of the
      Northern Therapeutics Board of Directors. Please provide us an analysis
      regarding your consideration as to whether Dr. Rothblatt had or has an indirect
      material interest in the agreement with Northern Therapeutics entered into in

October 2006 and if so, please revise to include the disclosures required by Item 404(a) of Regulation S-K.

Item 8. Financial Statements And Supplementary Data, page F-1

Notes to Consolidated Financial Statements, page F-8

6. Stockholders' Equity, page F-23

Call Spread Option, page F-29

2. Please refer to your response to comment five. Please provide us your analysis of the accounting considerations made, and authoritative guidance used, in recording the initial $81 million associated with the call option as an equity transaction at the inception of these agreements.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant